

Mail Stop 7010

March 13, 2007

By US Mail and Facsimile

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
820 Gessner, Suite 1340
Houston, TX 77024

> **Re: Evolution Petroleum Corporation**
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **Filed September 27, 2006**
> **File No. 1-32942**

Dear Mr. McDonald:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2006

General

1.   Please correct your Commission File Number, indicated on the cover page to reflect the correct file number, 001-32942, and correct the spelling of your company name.

2.   Please include page numbers throughout your filing.

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies and Estimates

3.   Revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting policies and estimates. Specifically, you should provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

        Please refer to FRC Section 501.14 for further guidance.

Financial Statements

Balance Sheets

4.   We note that you classified common stock totaling 351,333 shares subject to demand registration rights separate from stockholders' equity. However, we were unable to find a discussion of the corresponding registration rights agreement. Please add disclosure to address the specific details of this agreement, clearly outlining its requirements and any related damages or penalties that may be or have been incurred. Also, please address the classification criteria in EITF 00-19 that let you to believe mezzanine equity was the appropriate classification.

Statements of Changes in Stockholders' Equity

5.   During fiscal year 2006, we note that you recorded an exercise of warrants of
        1,278,064 shares of common stock and recorded $1,278 of proceeds. Please
        confirm that the exercise prices of these warrants were equivalent to the par value
        of your common stock, if true.

Note 3 – Summary of Significant Accounting Policies

6.   We note that you follow the full cost method of accounting for your investments
        in oil and natural gas properties. Please revise your policy describing the limit of
        the net carrying value of your oil and natural gas properties (i.e., "ceiling test") to
        clarify whether the reference to "cash flows from proved reserves" is intended to
        encompass both net revenues as well as future expenditures to be incurred in
        developing and producing the proved reserves.

7.   We note your revenue recognition policy stating you recognize oil and natural gas
        revenues from your interests in producing wells at the time oil and natural gas is
        sold. Expand your disclosure to address all of the criteria required for revenue
        recognition set forth in Section A.1 of SAB Topic 13. It should also be clear
        whether you are following the sales or entitlement methods outlined in EITF 90-
        22.

Exhibit 32

8.   Your officers' certifications, pursuant to Section 906 of the Sarbanes-Oxley Act
        of 2002, relate to your annual report on Form 10-KSB for the year ended June 30,
        2005. Please amend your filing to include updated officers' certifications that
        correspond to your current year's filing.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief